As filed with the Securities and Exchange Commission on October 22, 2010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
DWS Dreman Value Income Edge Fund, Inc.
(Name of Subject Company (Issuer))

DWS Dreman Value Income Edge Fund, Inc.
(Name of Filing Person (Offeror))
COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

23339M204
(CUSIP Number of Class of Securities)
John Millette
Secretary
DWS Dreman Value Income Edge Fund, Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
David A. Sturms, Esq.
Vedder Price PC
222 N. LaSalle Street
Chicago, IL 60601
(312) 609-7500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$92,131,232.84(a)	$6,568.96(b)

(a)  Calculated as the aggregate maximum purchase price to be paid for 6,073,252 shares in the offer, based upon a price per share of $15.17, which represents 99% of the net asset value per share at October 15, 2010.

(b)  Calculated as $71.30 per $1,000,000 of the Transaction Valuation.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by DWS Dreman Value Income Edge Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 6,073,252 of the Fund’s issued and outstanding shares of Common Stock, par value $0.01 per share upon the terms and subject to the conditions contained in the Offer to Purchase dated October 22, 2010 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are filed as exhibits to this Schedule TO. The price to be paid for the shares is an amount equal to 99% of its net asset value per share (that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) determined as of the close of the regular trading session on the New York Stock Exchange on the next business day following the expiration date of the tender offer, or such later date to when the offer is extended.

Items 1 through 9 and 11.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits

See Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DWS DREMAN VALUE INCOME EDGE
FUND, INC.

By:	/s/ John Millette
Name:     John Millette

Title:	Vice President and Secretary

Dated: October 22, 2010

Exhibit List

(a)(1)	Offer to Purchase, dated October 22, 2010.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Text of Letter to Stockholders of the Fund dated October 22, 2010.
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)	Press Release dated October 22, 2010.
(b)-(h)	Not applicable.

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